UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

Check Point Software Technologies Ltd. (the “Company”) today announced a change in its commercial leadership team. Sherif Seddik will be appointed Chief Revenue Officer, effective May 1, 2026. Mr. Seddik currently serves as the Company’s President of International Sales, since 2023, and will replace Itai Greenberg, who is stepping down from the Chief Revenue Officer role.

A press release announcing the appointment, as well as the Company’s 2026 first quarter financial results, is included below.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to the appointment of the Company’s new Chief Revenue Officer and stepping down of the Company’s current Chief Revenue Officer. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on March 31, 2026. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Reports 2026 First Quarter Financial Results

Tel Aviv, Israel – Thursday, April 30, 2026 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the quarter ended March 31st, 2026.

First Quarter 2026 Financial Highlights:

•	Total Revenues: $668 million, a 5 percent increase year over year

•	Security Subscriptions Revenues: $323 million, an 11 percent increase year over year

•	GAAP Operating Income: $185 million, representing 28 percent of total revenues

•	Non-GAAP Operating Income: $265 million, representing 40 percent of total revenues

•	GAAP EPS: $1.81, a 5 percent increase year over year

•	Non-GAAP EPS: $2.50, a 13 percent increase year over year

“In the first quarter, we delivered double-digit growth in non-GAAP earnings per share and adjusted free cash flow, along with 5 percent revenue growth. Subscription revenue remained a key strength, supported by strong demand across our emerging technologies, including email security, exposure management, and SASE. Product revenue was impacted by go-to-market changes implemented at the beginning of the quarter, which created near-term headwinds in our security appliance business. We remain confident these go-to-market changes together with our market-leading technology will drive sustainable long-term value,” said Nadav Zafrir, Chief Executive Officer. “The cybersecurity landscape is undergoing a fundamental shift as AI accelerates both the scale and sophistication of threats. Our strategy is purpose-built for this environment. With our four-pillar architecture, we are well positioned to benefit from accelerating demand for secure, enterprise-grade AI transformation at scale”

New Officer Appointment

Check Point today announced a change in its commercial leadership team. Sherif Seddik has been appointed Chief Revenue Officer, effective May 1, 2026. Mr. Seddik has served as the Company’s President of International Sales since 2023 and brings more than three decades of global sales leadership experience. He will succeed Itai Greenberg, who is stepping down from his role as Chief Revenue Officer.

Financial Highlights Commentary

•	Cash Flow from Operations: $445 million, a 6 percent increase year over year.

•	Adjusted Free Cash Flow*: $457 million, an 11 percent increase year over year.

•	Remaining Performance Obligation (RPO)**: $2.6 billion, a 7 percent increase year over year

•	Cash Balances, Marketable Securities & Short-Term Deposits: $4,380 million as of March 31, 2026, compared to $2,932 million as of March 31, 2025. The increase in cash is primarily a result of the $1.8 billion proceeds from our $2 billion convertible senior notes offering net of issuance costs and net of purchased capped calls. During the first quarter of 2026, we completed the acquisition of Cyata and Cyclops for approximately $92 million net cash consideration.

•	Share Repurchase Program: During the first quarter of 2026, the company repurchased approximately 1.9 million shares for a total of approximately $325 million.

•	R&D Grants: A new Israeli law enacted on March 31, 2026, as part of the 2026 budget, provides tax incentives for research and development activities carried out in Israel. Eligible Israeli companies within multinational groups can receive tax credits for qualifying R&D expenses, which may be used to offset corporate taxes or minimum top-up tax, and unused credits may be converted into cash grants after a defined period.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

* Adjusted Free Cash Flow is a measure that we define as Cash provided by operating activities, less purchases of property, equipment, and other assets, net of Acquisition related costs.

** Remaining Performance Obligation (RPO) is a measure that represents the total value of non-cancellable contracted products and/or services that are yet to be recognized as Revenue as of March 31, 2026.

Conference Call & Video Cast Information
Check Point will host a conference call with the investment community on April 30, 2026, at 8:30 AM ET/5:30 AM PT. To listen to the live, videocast or replay, please visit the website www.checkpoint.com/ir.

Second Quarter 2026 Investor Conference Participation Schedule

•	Needham 21st Annual TMT Conference May 14, 2026, NY, NY – Virtual 1x1’s

•	J.P. Morgan 54th Annual TMT Conference May 18-20, 2026, Boston, MA – Fireside Chat & 1x1’s

•	Jefferies 2026 Software, Internet & AI Conference May 27, 2026, Newport Coast, CA – Fireside Chat &1x1’s

•	TD Cowen 54th Annual TMT Conference May 28, 2026, NY, NY – Fireside Chat & 1x1’s

•	Baird 2026 Global Consumer, Technology & Services Conference June 2, 2026, NY, NY – Fireside Chat & 1x1’s

•	2026 Evercore Global TMT Conference June 3, 2026, SF, CA – 1x1’s

•	Bank of America Global Technology Conference 2026 June 4, 2026, SF, CA – 1x1’s

•	Mizuho Technology Conference 2026 June 9, 2026, NY, NY – 1x1’s

•	FBN 30th Virtual Conference June 15, 2026, NY, NY – Virtual

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:

Twitter: http://www.twitter.com/checkpointsw

Facebook: https://www.facebook.com/checkpointsoftware

Blog: http://blog.checkpoint.com

YouTube: http://www.youtube.com/user/CPGlobal

LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (http://www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our products and solutions, expectations regarding the cybersecurity landscape, AI adoption and the increasing demand for our products and solutions, new officer appointments and our participation in investor conferences and other events during the second quarter of 2026. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; issues in the development and deployment of AI; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, earnings per diluted share and adjusted free cash flow, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses, amortization of debt discount and issuance costs and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2026	2025

Revenues:
Products and licenses	$110.8	$114.1
Security subscriptions	323.2	290.6
Total revenues from products and security subscriptions	434.0	404.7
Software updates and maintenance	234.4	233.1
Total revenues	668.4	637.8

Operating expenses:
Cost of products and licenses	27.4	23.0
Cost of security subscriptions	23.9	21.4
Total cost of products and security subscriptions	51.3	44.4
Cost of Software updates and Maintenance	35.9	32.1
Amortization of technology	10.5	7.6
Total cost of revenues	97.7	84.1

Research and development, net (*)	109.9	102.1
Selling and marketing	242.6	225.4
General and administrative	33.1	30.7
Total operating expenses	483.3	442.3

Operating income	185.1	195.5
Financial income, net	40.8	27.3
Income before taxes on income	225.9	222.8
Taxes on income	34.3	31.9
Net income	$191.6	$190.9
Basic earnings per share	$1.83	$1.77
Number of shares used in computing basic earnings per share	104.7	107.9
Diluted earnings per share	$1.81	$1.71
Number of shares used in computing diluted earnings per share	106.1	111.4

(*) Q1-26 includes $27 million of benefit from Research and Development grants expected to be received under the Israeli Law for Encouragement and Incentivization of Research and Development, which was ratified during the period.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2026	2025

Revenues	$668.4	$637.8
Non-GAAP operating income	264.6	258.6
Non-GAAP net income	265.3	246.2
Non-GAAP diluted earnings per share	$2.50	$2.21
Number of shares used in computing diluted Non-GAAP earnings per share	106.1	111.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31
	2026	2025

GAAP operating income	$185.1	$195.5
Stock-based compensation (1)	59.8	41.2
Amortization of intangible assets and acquisition related expenses (2) (*)	19.7	21.9
Non-GAAP operating income	$264.6	$258.6

GAAP net income	$191.6	$190.9
Stock-based compensation (1)	59.8	41.2
Amortization of intangible assets and acquisition related expenses (2) (*)	19.7	21.9
Amortization of debt discount (3)	1.4	—
Taxes on the above items (4)	(7.2)	(7.8)
Non-GAAP net income	$265.3	$246.2

GAAP diluted earnings per share	$1.81	$1.71
Stock-based compensation (1)	0.56	0.37
Amortization of intangible assets and acquisition related expenses (2) (*)	0.18	0.20
Amortization of debt discount (3)	0.01	—
Taxes on the above items (4)	(0.06)	(0.07)
Non-GAAP diluted earnings per share	$2.50	$2.21

Number of shares used in computing diluted Non-GAAP earnings per share	106.1	111.4

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1
Cost of software updates and maintenance	4.0	2.1
Research and development	23.5	14.7
Selling and marketing	22.2	14.6
General and administrative	10.0	9.7
	59.8	41.2

(2) Amortization of intangible assets and acquisition related expenses (*):
Amortization of technology-cost of revenues	10.5	7.6
Research and development	5.8	1.5
Selling and marketing	3.4	12.8
	19.7	21.9

(3) Amortization of debt discount	1.4	—

(4) Taxes on the above items	(7.2)	(7.8)
Total, net	$73.7	$55.3

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures, and the acquired assets contribute to revenue generation.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

(Unaudited, in millions)

T

	Three Months Ended
	March 31,
	2026	2025

Net cash provided by operating activities	$445.3	$421.1

Less: Purchases of property and equipment	(9.4)	(7.4)

Free cash flow	$435.9	$413.7

Add: Acquisition-related costs	21.4	—

Adjusted free cash flow	$457.3	$413.7

Free cash flow margin	65%	65%

Adjusted free cash flow margin	68%	65%

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In millions)

ASSETS

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$1,072.5	$1,800.0
Marketable securities and short-term deposits	1,696.3	1,214.9
Trade receivables, net	410.1	769.1
Prepaid expenses and other current assets	178.4	180.0
Total current assets	3,357.3	3,964.0

Long-term assets:
Marketable securities	1,610.9	1,326.8
Property and equipment, net	85.8	82.9
Deferred tax asset, net	73.1	68.3
Operating lease right of use assets	205.6	48.4
Goodwill and other intangible assets, net	2,204.4	2,118.5
Lease prepayment	—	159.9
Other assets	75.4	37.6
Total long-term assets	4,255.2	3,842.4

Total assets	$7,612.5	$7,806.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,429.7	$1,530.1
Trade payables and other accrued liabilities	382.4	406.6
Total current liabilities	1,812.1	1,936.7

Long-term liabilities:
Convertible senior notes, net	1,973.5	1,972.1
Long-term deferred revenues	629.8	650.3
Income tax accrual	350.1	329.7
Other long-term liabilities	32.7	35.5
Total long-term liabilities	2,986.1	2,987.6

Total liabilities	4,798.2	4,924.3

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,411.4	3,331.6
Treasury shares at cost	(15,867.3)	(15,555.8)
Accumulated other comprehensive income	7.1	34.8
Retained earnings	15,262.3	15,070.7
Total shareholders’ equity	2,814.3	2,882.1
Total liabilities and shareholders’ equity	$7,612.5	$7,806.4
Total cash and cash equivalents, marketable securities, and short-term deposits	$4,379.7	$4,341.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended
	March 31,
	2026	2025

Cash flow from operating activities:
Net income	$191.6	$190.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6.6	5.2
Amortization of intangible assets	12.9	19.2
Stock-based compensation	59.8	41.2
Realized loss (gain) on marketable securities	(0.1)	0.1
Decrease in trade and other receivables, net	300.2	329.4
Decrease in deferred revenues, trade payables and other accrued liabilities	(127.9)	(142.1)
Amortization of debt discount	1.4	—
Deferred income taxes, net	0.8	(22.8)
Net cash provided by operating activities	445.3	421.1

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(92.2)	—
Investment in property and equipment	(9.4)	(7.4)
Net cash used in investing activities	(101.6)	(7.4)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	34.4	46.0
Purchase of treasury shares	(325.0)	(325.0)
Payments related to shares withheld for taxes	(0.9)	(1.5)
Net cash used in financing activities	(291.5)	(280.5)

Unrealized gain (loss) on marketable securities, net	(14.2)	15.0

Increase in cash and cash equivalents, marketable securities, and short-term deposits	38.0	148.2

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	4,341.7	2,783.8

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$4,379.7	$2,932.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By: Name: Title:	/S/ Roei Golan Roei Golan Chief Financial Officer

Date: April 30, 2026